GREAT BASIN GOLD LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365     Fax: (604) 684-8092

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The annual and special meeting (the “Meeting”) of Shareholders of Great Basin Gold Ltd. (the “Company”) will be held at 1020 – 800 West Pender Street, Vancouver, British Columbia, on June 21, 2006 at 2:00 pm, local time, for the following purposes:

Annual General Meeting Matters

1.	To receive and consider the report of the directors, the consolidated financial statements for its fiscal period ended December 31, 2005 and the report of the auditor thereon;

2.	To elect thirteen directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration.

Special Meeting Matters

1.	To consider, and if thought appropriate, create a class of Preferred Shares

2.	To consider, and if thought appropriate, adopt new Corporate Articles

Other Matters

1.

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular and a copy of the consolidated financial statements for the year ended December 31, 2005 and the auditor’s report thereon accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, May 24, 2006.

BY ORDER OF THE BOARD

/s/ Ferdi Dippenaar

President and Chief Executive Officer